

December 6, 2005

Via Facsimile (419) 241-6894 and U.S. Mail

Thomas C. Blank
Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, Ohio 43624

Re: Merchants Bancorp, Inc.
Schedule 13E-3/A
Supplemental Response Submitted November 30, 2005
File No. 5-80876

Revised Preliminary Proxy Statement on Schedule 14A
Supplemental Response Submitted November 30, 2005
File No. 0-49771

Dear Mr. Blank:

We have reviewed your supplemental material and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Amendment to Articles of Incorporation, page 2

1. You disclose on the cover page that in the event that your Series A Preferred Stock is called, each security holder shall receive the per share cash amount of $23.00 and that "in all other instances" security holders shall receive the per share cash amount of $24.15.

Please clarify whether the reference to "all other instances" includes at the end of the 20 year term of the Series A Preferred Stock. You should make similar revisions to your Summary Term Sheet. Also, as requested in prior comment 2, please disclose that the consideration to be received by Preferred Stock holders in the event that the shares are called or upon maturation may not be commensurate with the value of the preferred stock at that time.

Special Factors, page 10

Background of the Merger Proposal, page 10

2. We have considered your response to prior comment 5 and the 2005-2007 strategic plan presented by Austin on October 26, 2004. In view of the fact that the strategic plan addressed a going private transaction as a potential strategic initiative and the report included company information sufficient to evaluate this and other potential strategic initiatives, it appears that this strategic plan is materially related to this going private transaction and should be filed as an exhibit to your 13E-3. See Item 1016(c) of Regulation M-A. Please revise.

Recommendation of our Board of Directors, page 34

3. We refer you to comments 30 and 11 of our letters of October 17, 2005 and November 22, 2005, respectively. In light of the fact that it does not appear that the board adopted the analysis of Austin in arriving at its determination that the transaction is substantively fair, please revise to include a discussion of the basis for the board's fairness determinations including each of the factors in Instruction (2) to Item 1014 of Regulation M-A. In this regard, it does not appear that the board addresses the net book value or the going concern value. If these factors were not considered, or were considered but not deemed material in the context of this transaction, this in itself may be material to stockholders' understanding of the transaction. See Q&A 20 in SEC Release No. 34-17719 (Apr. 13, 1981). Alternatively, revise your disclosure to specifically state that the board adopted Austin's analysis from its valuation report as it relates to the factors set forth by Instruction (2) of Item 1014, if true.

Closing

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3456 with any questions. In my absence, you may also contact Christina Chalk, Special Counsel, in the Office of Mergers and Acquisitions, at (202) 551-3263.

Sincerely,

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions